UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Northern Oil and Gas, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

665531109

(CUSIP NUMBER)

D. Forest Wolfe

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-8220

COPIES TO:

Jason Daniel

Akin Gump Strauss Hauer & Feld LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 11, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS AG Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS JAMG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 665531109	13D

1	NAME OF REPORTING PERSONS Michael L. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,804,525
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 31,804,525
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,804,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.98%
14	TYPE OF REPORTING PERSON* IN, HC

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG Partners, L.P., a Delaware limited partnership (“AG Partners”), (iii) JAMG LLC, a Delaware limited liability company (“JAMG”) and (iv) Michael L. Gordon (collectively with Angelo Gordon, AG Partners and JAMG, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 30, 2019, as amended by the Amendment No. 1 to Schedule 13D filed on October 21, 2019 and Amendment No. 2 to Schedule 13D filed on November 5, 2019 (the “Schedule 13D”).

This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The Reporting Persons acquired the Common Stock reported herein for investment purposes. The Reporting Persons also have acquired $98,519,642 par value of the Issuer’s 8.50% Senior Secured Second Lien Notes due 2023 (the “Notes”) on behalf of the Accounts.

As previously disclosed, the Backstop Parties entered into a Backstop Agreement on October 21, 2019. On November 4, 2019, the Backstop Parties consented to amend the terms of the Consent Solicitation as set forth in certain supplements to the Offering Memorandum (as defined in the Backstop Agreement). On November 11, 2019, the Backstop Parties consented to amend the terms of the Consent Solicitation as set forth in a supplement to the Offering Memorandum.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future formulate plans or proposals depending on various factors, including, without limitation, the outcome of the transactions referenced in this Schedule 13D, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may, subject to the obligations set forth above, include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons undertake no obligation to make additional disclosures except to the extent required by law.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2019

ANGELO, GORDON & CO., L.P.

By:	AG Partners, L.P.
Its General Partner

By:	JAMG LLC
Its General Partner

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman

Kirk Wickman
Attorney-in-Fact

AG PARTNERS, L.P.

By:	JAMG LLC
Its General Partner

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman

Kirk Wickman
Attorney-in-Fact

JAMG LLC

By:	MICHAEL L. GORDON
Its Managing Member

By:	/s/ Kirk Wickman

Kirk Wickman
Attorney-in-Fact

MICHAEL L. GORDON

By:	/s/ Kirk Wickman

Kirk Wickman Attorney-in-Fact